SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  14 December 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX
99.1	Total Voting Rights Dated 03 December 2012
99.2	Transaction in own shares Dated 12 December 2012
99.3	Transaction in own shares Dated 13 December 2012
99.4	Blocklisting Application Dated 14 December 2012

Exhibit 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 November 2012, InterContinental Hotels Group PLC's issued share capital consists of 269,661,850 ordinary shares of 14 194/329 pence each with voting rights. The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 269,661,850.

The above figure, 269,661,850, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

03 December 2012

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 12 December 2012 it acquired 155,660 of its own ordinary shares for cancellation at an average price of 1645.0648 pence per ordinary share. The highest and lowest prices paid for these shares were 1647 pence per share and 1641 pence per share respectively.

Following settlement of this purchase, the Company will have 268,678,490 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 13 December 2012 it acquired 149,800 of its own ordinary shares for cancellation at an average price of 1642.7507 pence per ordinary share. The highest and lowest prices paid for these shares were 1648 pence per share and 1639 pence per share respectively.

Following settlement of this purchase, the Company will have 268,528,690 ordinary shares in issue.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

14 December 2012

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 63,129 Ordinary shares of 14 194/329 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 December 2012